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                               September 23, 2021

       Jennifer R. Kneale
       Chief Financial Officer
       Targa Resources Corp.
       811 Louisiana St., Suite 2100
       Houston, Texas 77002

                                                        Re: Targa Resources
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 8-K dated
August 5, 2021
                                                            File No. 001-34991

       Dear Ms. Kneale:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures
       Our Non-GAAP Financial Measures, page 64

   1. We note you present consolidated non-GAAP measures titled Gross margin and Operating margin. It appears that
the title of these measures should be revised to differentiate them from the similarly
titled GAAP measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

                                                        Additionally, it
appears that the reconciliations of these consolidated non-GAAP measures should be to a fully
burdened GAAP gross margin and GAAP Income (loss) from
                                                        operations,
respectively, as Item 10(e)(1)(i)(B) of Regulation S-K requires reconciliation to the most directly
comparable GAAP measure.
   2. Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash
flows from operations less capital expenditures). Please revise the title
 Jennifer R. Kneale
Targa Resources Corp.
September 23, 2021
Page 2
         of your non-GAAP measure to avoid potential confusion with free cash flow. Refer to
         Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
Consolidated Results of Operations, page 66

3. We note that your consolidated results of operations data presentation appears to closely resemble a full consolidated statement of operations. Therefore, non-GAAP measures should not be shown as part of this presentation. Refer to Item 10(e)(1)(ii)(C) of
         Regulation S-K.
Results of Operations-By Reportable Segment
Gathering and Processing Segment, page 68

4. We note your reconciliation of non-GAAP segment gross margin to segment operating margin here and on page 69 for the Logistics and Transportation segment. For purposes of equal or greater prominence, revise so that the reconciliation starts with the GAAP measure, which appears to be segment operating margin. Refer to Item 10(e)(1)(i)(A) of
         Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations.
Item 2.02 Form 8-K dated August 5, 2021

Non-GAAP Financial Measures

5. As applicable and in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-
         K, please address the comments above in your earnings releases furnished pursuant to
         Item 2.02 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.



FirstName LastNameJennifer R. Kneale                          Sincerely,
Comapany NameTarga Resources Corp.
                                                              Division of
Corporation Finance
September 23, 2021 Page 2                                     Office of Energy
& Transportation
FirstName LastName